January 26, 2017

Corporate Update on Clinic Opening Status, New Patients and Observational Study

January 26, 2017 - Vancouver, British Columbia - Canabo Medical Inc. (TSX-V: CMM) (“Canabo” or the “Company”) is pleased to provide a corporate update relating to new clinic status and integration of CMC training and processes with partner clinics, new patient totals for the first quarter of operations and to announce the co-author team for its 2017 observational study.

Clinic Opening Status

In the first quarter of operations, Canabo has opened 2 new clinics in Kingston, Ontario; and Moncton, New Brunswick. Clinic operations for both clinics began in January and the patient load has been strong. Over the next several weeks, Canabo expects to open additional clinics expanding into additional provinces within its emerging national network. Training and systems integration activities are underway as planned with partner clinic operations in Alberta and Ontario. Clinic operations and new patient consultations are expected to begin in February.

New Patients

In the first quarter of operations, the Company is pleased to announce that it expects to add an additional 2,600 new patients to its patient load. Canabo maintains an extensive database of patient medical conditions, treatments, and patient reported efficacy. In recent months, the company has been adding an average of 1,000 new patients per month, with some anticipated reduction in December due to holiday scheduling.

Neil Smith, Canabo Executive Chairman states, "New patient growth is now expected to exceed 1,000 new patients each month given the Company's new stand alone and partner clinic practices. This is an important targeted milestone met. Training and on-boarding is well under way and we expect to see increased patient flow in the next Quarter."

Observational Study

Canabo expects to publish the first research report from its Observations Study this spring (see news release dated December 7, 2016). Today, the Company is pleased to be providing an update on study parameters and the co-authored medical team.

Canabo is collecting data on how cannabis might interact with or lessen the need for pharmaceutical treatments. Preliminary research has indicated that benzodiazepine use may be falling among Canabo patients. The Company currently tracks over 1500 patients who started medical cannabinoids while on benzodiazepines.

The Company is also collecting data as to what extent cannabis serves as a substitute or effective complement to traditional opioid therapies. The Company is currently tracking over 3500 patients who are taking opioids for a large variety of pain and other disorders. Roughly 55% of the company’s patient base consists of long-term pain patients.

Danial Schecter, Canabo’s Chief Medical Officer states, “Canabo has the nation’s largest and most extensive medical database for tracking cannabinoid treatments. Our database will play a significant role in improving medical knowledge on how cannabis can support a variety of conditions and change how physicians prescribe other traditional more expensive treatment regimes".

The Company expects to publish peer-reviewed papers on benzodiazepine-cannabinoid relationships this spring, and opioid-cannabinoid relationship later in 2017. The study co-author team currently includes;

Andrew Davis, PhD

Dr. Andrew Davis received his Ph.D. and M.A. in Economics from the University of Rochester, where he also held both a Sproull Fellowship and a Lionel McKenzie Fellowship, and a B.Sc. from Memorial University of Newfoundland. Dr. Davis has regularly presented research at a variety of seminars and conferences including the Canadian Economics Association, of which he is a member, and is most recently published in Economic Modelling.

Danial Schecter, MD, CCFP

Dr. Schecter is co-founder of the Cannabinoid Medical Clinic (CMClinic) and a practicing family physician. As a recognized medical expert in the field of prescription cannabinoids and medical marijuana, Dr. Schecter has given numerous presentations to fellow physicians and developed educational programs on this subject.

Michael Verbora, MBA, MD, CCFP

Dr. Michael Verbora earned his medical degree at the University of Western Ontario and his Master of Business Administration (MBA) from the Odette School of Business. To date Dr. Verbora has completed over two thousand initial consultations for cannabinoid therapy. He has also presented for the Ontario College of Family Physicians annual Windsor pain conference on cannabinoid therapy. Dr. Verbora is a member of the Canadian Consortium for the Investigation of Cannabinoids (CCIC), Doctors for Responsible Access (DRA) and the Canadian Pain Society (CPS).

Mark Taylor, MD, FRCS(C), FACS

Dr. Mark Taylor is currently a Professor as well as the Interim Head of the Division of Otolaryngology-Head and Neck Surgery at Dalhousie University. Dr. Taylor has 15 years’ experience as a Head and Neck Surgeon in Halifax in addition to resident education. His practice focuses on Head and Neck Oncology, as well as Facial Plastic and Reconstructive Surgery, in which he is also Board Certified. Dr Taylor has over 150 peer reviewed publications to his credit and has a particular interest in research into cannabinoid therapy.

Gwyllyn Goddard, BSc, MD, CCFP

Dr. Goddard is a family practitioner with a Bachelor of Science in microbiology/immunology and a doctorate in medicine from the University of Saskatchewan. He has special interests in chronic disease prevention and management, the clinical use of cannabinoids and significant experience in working overseas in disaster and third-world medicine scenarios. He currently practices in British Columbia and has 9 years of clinical experience authorizing medical cannabis under the MMAR, MMPR and ACMPR Health Canada programs.

About the Company

Canabo Medical Inc. is a Canadian corporation incorporated on March 19, 2014. Canabo wholly owns and operates Cannabinoid Medical Clinics, Canada’s largest referral-only clinics for medical cannabis. After opening in 2014, Canabo now has twelve clinic locations, including Toronto, Barrie, Ottawa, Hamilton, Halifax, St. John’s, Calgary, Kingston, Moncton and Edmonton, with a number of additional clinics planned for opening in 2017.

The principal business carried on and intended to be carried on by Canabo is the operation of strictly referral-only medical clinics for evaluating the suitability of, prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress. Canabo sees patients only on a physician-referral basis. The Access to Cannabis for Medical Purposes Regulations (“ACMPR”) requires that medical marijuana must be prescribed by a health care practitioner; however, no cannabinoid products or medical marijuana are sold at Canabo’s cannabinoid medical clinics.

For further information, please contact:
Dr. Neil Smith, Executive Chairman
Telephone: +1-902-210-8833
Email: neilsmith@canabocorp.com
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.’s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo’s business, and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.